Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-156541 on Form S-8 of S&T Bancorp, Inc. of our report dated June 29, 2018, with respect to the statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the Thrift Plan for Employees of S&T Bank.

/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 29, 2018